Exhibit 99.1

news release

Hydro One Inc. Prices Canadian Offering of $1.4 Billion Medium Term Notes

Net proceeds to repay short term debt and for general corporate purposes

TORONTO, June 21, 2018 – Hydro One Limited (“Hydro One”), Ontario’s largest electricity transmission and distribution company, today announced that its wholly-owned subsidiary, Hydro One Inc. has priced an offering of C$1.4 billion of Medium Term Notes (the “Notes”) consisting of C$300 million aggregate principal amount of 2.57% Medium Term Notes, Series 39, due 2021, C$350 million aggregate principal amount of 2.97% Medium Term Notes, Series 40, due 2025, and C$750 million aggregate principal amount of 3.63% Medium Term Notes, Series 41, due 2049. The net proceeds from the issuance of the Notes will be approximately $1.394 billion. Hydro One Inc. expects to use the net proceeds of this offering to repay short term debt and for general corporate purposes. The offering of the Notes is expected to close on June 26, 2018.

The Notes are being offered on a best efforts basis in each of the provinces of Canada through a syndicate of agents. The Notes are being offered pursuant to a short form base shelf prospectus of Hydro One Inc. dated March 8, 2018. Hydro One Inc. will be filing pricing supplements to the base shelf prospectus relating to the offering of each series of Notes with the securities regulatory authorities in each of the provinces of Canada.

Copies of the pricing supplements and accompanying base shelf prospectus may be obtained over the Internet under Hydro One lnc.‘s profile at the Canadian Securities Administrators’ website at www.sedar.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The Notes have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the pricing supplements.

This news release is not an offer for sale within the United States of any debt or other securities of Hydro One Limited or Hydro One Inc. Securities of Hydro One Limited or Hydro One Inc., including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws. The Canadian offering described in this news release is not being made in the United States and has not been and will not be registered under U.S. securities laws, and accordingly, the Notes may not be offered or delivered, directly or indirectly, or sold in the United States except in certain transactions exempt from the registration requirements under applicable U.S. securities laws.

About Hydro One:

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, over C$25 billion in assets and 2017 annual revenues of nearly C$6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only five utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network through Hydro One Telecom Inc. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H). For more information about everything Hydro One, please visit www.HydroOne.com.

Caution Concerning Forward Looking Information, Risks and Assumptions:

This news release includes “forward looking information” within the meaning of applicable securities laws, including, without limitation, expectations regarding timing for completion of the offering and the expected use of net proceeds from the offering. We caution that all forward looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One Limited’s and Hydro One lnc.‘s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One Limited and Hydro One Inc. do not intend, and they disclaim any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Omar Javed, Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Media:

Jay Armitage, Director, Corporate Communications

media.relations@hydroone.com, 416-345-6868